Barnes Group Inc.

123 Main Street

Bristol, Connecticut 06011

January 8, 2009

VIA EDGAR

Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Re:	Comment Letter Dated
December 29, 2008 Regarding
Barnes Group Inc.
Form 10-K for the fiscal year ended December 31, 2007

Forms 10-Q for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008

File No. 1-4801

Dear Mr. Decker:

In connection with your review of the captioned filings of Barnes Group Inc. (the “Company”), we respectfully submit the following responses to the comments and questions in your letter of December 29, 2008. We have used the same number system and captions as reflected in your letter, and have included our response following each comment and question.

Should you have any further comments or questions or need additional information, please correspond with the undersigned at our Bristol, Connecticut corporate address. Please also feel free to contact me at our headquarter office (860-583-7070).

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1.

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in future filings.

Response: The Company will comply with the comments in all future filings to the extent of and in substantially the same manner set forth or indicated in the responses below.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 25

2.

We have reviewed your response to prior comment 3. Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements. For any material debt covenants, please disclose the required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with the corresponding reconciliations to US GAAP amounts, if necessary. To the extent EBITDA is not computed as commonly defined, please also revise the title you use so that it conveys this. One choice may be to call it adjusted EBITDA. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response: Beginning with our Annual Report on Form 10-K for the year ending December 31, 2008, when applicable in future filings, we will disclose in our MD&A specific terms of material debt covenants in our debt agreements, and the required and actual ratios of such covenants as of each reporting date. With regard to the currently applicable ratio of Consolidated Total Debt to adjusted EBITDA when applicable and material in future filings we will provide disclosure substantially as follows:

“Borrowing capacity is limited by various debt covenants in the Company’s debt agreements. The most restrictive borrowing capacity covenant in any agreement requires the Company to maintain a ratio of Consolidated Total Debt to Adjusted EBITDA, as defined in the amended and restated revolving credit agreement, of not more that 4.00 times at December 31, 2008 and 2007. The ratio requirement will decrease to 3.75 times for fiscal quarters ending after September 30, 2009. Following is a reconciliation of Adjusted EBITDA, as defined, to the Company’s net income (in millions).

	2008	2007
Net income	$ -	$ 101.3
Add back:
Interest expense	-	25.1
Income taxes	-	25.8
Depreciation and amortization	-	50.6
Other adjustments	-	0.4
Adjusted EBITDA, as defined	$ -	$ 203.3

Consolidated Total Debt, net of deferred gain amortization	$ -	$ 434.2

Ratio of Consolidated Total Debt to Adjusted EBITDA	x.xx	2.14

The Company’s level of compliance with such ratio determines the level of additional borrowings available. Additional borrowings of $xxx.x million and $379.1 million would have been allowed at December 31, 2008 and 2007, respectively.

Item 8 – Financial Statements and Supplementary Data

Note 1 – Summary of Significant Accounting Policies, page 37

3.	We have reviewed your response to prior comment 6. Please enhance your accounting policies footnote to disclose that you allocate a portion of the depreciation and amortization to cost of sales.

Response: Beginning with our Annual Report on Form 10-K for the year ending December 31, 2008, we will amend our disclosure in future filings substantially as follows:

“Operating expenses: The Company includes labor, material, overhead and costs of its distribution network within cost of sales. Other costs such as the costs of its sales force, including selling personnel costs and commissions, and other general and administrative costs of the Company are included within selling and administrative expenses. Depreciation and amortization expense are allocated between cost of sales and selling and administrative expenses.”

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

General

4.	Please address the above comments in your interim filings as well, as applicable.

Response: The Company will address the above comments in its future interim filings (as applicable) in the manner described in the responses above.

Item 4 – Controls and Procedures, page 24

5.

We have reviewed your response to prior comment 11. Item 308(c) of Regulation S-K requires disclosure of changes to internal control over financial reporting during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. If there were no changes, we believe you should disclose as well.

Response: In response to this comment, in future periodic filings, when applicable the Company will state that there has been no change in our internal control over financial reporting during the applicable period that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

* * * * *

In response to the Commission’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Thank you for your comments. We trust that these responses are sufficient for your purposes. However, if you have any further questions or comments, please feel free to contact me.

Yours truly,

/s/ Francis C. Boyle, Jr

Francis C. Boyle, Jr

Acting CFO and VP, Controller

Cc:	Brigitte Lippmann, Staff Attorney (SEC)

Jeffrey Gordon, Staff Accountant (SEC)

Signe S. Gates, Esq., Senior Vice President and General Counsel,

Barnes Group Inc.

David A. Cifrino, Esq., McDermott Will & Emery LLP

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